UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Iris Energy Purchases NVIDIA H100 GPUs to Target Generative AI

On August 29, 2023, Iris Energy Limited (the “Company”) announced the purchase of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs.

The initial purchase of 248 NVIDIA H100 GPUs for ~US$10 million1 is expected to be delivered in the coming months and will allow the Company to:

•	Further assess the appropriateness of its next-generation data centers for servicing adjacent computing markets such as generative AI2
•	Demonstrate capability to prospective customers

A copy of the Company’s press release providing the update is furnished hereto as Exhibit 99.1.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to potential exposure with respect to the legal proceedings relating to the Company’s limited recourse equipment financing. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation or availability of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply due to restrictions imposed by governmental authorities or otherwise, particularly as it relates to Bitcoin mining and/or high-performance computing (“HPC”) solutions; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the equipment supply contracts which may delay Iris Energy’s expansion plans and implementation of its strategy to expand into HPC solutions; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield and brownfield infrastructure projects; Iris Energy’s evolving business model and strategy, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it may seek to enter, including the market for HPC solutions; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy may offer; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital needs and growth plans; the outcome of the legal and bankruptcy proceedings relating to Iris Energy’s limited recourse equipment financing, including the amount of any potential damages, settlement payments or liability that may be incurred by the Iris Energy, any of which could be higher than anticipated; the risk that legal and bankruptcy proceedings result in significant legal and other costs and damage to Iris Energy’s reputation, and distract management’s attention; the terms of any additional financing which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; market demand for HPC solutions and Iris Energy’s ability to secure customers on commercially reasonable terms or at all, and ability to manage and maintain customer relationships, risks related to public health crises and pandemics including those of COVID-19; changes in regulation of digital assets and/or the HPC industry; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

1 Excludes certain components, e.g. storage and certain front-end networking components.
2 No material modifications currently expected.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report on Form 6-K. Any forward-looking statement that Iris Energy makes in this Report on Form 6-K speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201 and 333-273071) of Iris Energy Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Iris Energy Limited, dated August 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: August 29, 2023	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director